News Release

Trading Symbols: TSX: SEA	For Immediate Release
NYSE: SA	February 22, 2022

SEABRIDGE GOLD TO PRESENT

AT THE 31st BMO GLOBAL METALS & MINING CONFERENCE

Toronto, Canada... Seabridge Gold (TSX:SEA, NYSE:SA) Chairman and Chief Executive Officer Rudi Fronk will be presenting at the BMO 31st Global Metals and Mining Conference on Wednesday, March 2, 2022 at 11:00 a.m. Eastern Time. The live presentation will be available at https://bmo.qumucloud.com/view/2022-gmm-seabridge-gold.

ABOUT SEABRIDGE

Seabridge Gold Inc. engages in the acquisition, exploration, engineering and permitting of gold and copper properties in North America. Its principal projects are the 100%-owned KSM and Iskut projects located in British Columbia, Canada; the Courageous Lake property situated in Northwest Territories, Canada; the Snowstorm project located on the Getchell Gold Belt of Northern Nevada; and the 3 Aces project located in the Yukon Territory, Canada. KSM hosts one of the world's largest undeveloped gold and copper projects with proven and probable reserves of 38.8 million ounces of gold, 10.2 billion pounds of copper plus 183 million ounces of silver. An updated KSM Preliminary Feasibility Study is expected in the 2nd quarter of 2022 incorporating the recently acquired East Mitchell (formerly known as Snowfield) deposit into KSM's mine plans. For a full breakdown of Seabridge's mineral reserves and mineral resources by category please visit Seabridge's website at http://www.seabridgegold.com.

Neither the Toronto Stock Exchange, New York Stock Exchange, nor their Regulation Services Providers accepts responsibility for the adequacy or accuracy of this release.

ON BEHALF OF THE BOARD

"Rudi Fronk"

Chairman and CEO

For further information please contact:

Rudi P. Fronk, Chairman and CEO

Tel: (416) 367-9292  •  Fax: (416) 367-2711

Email:  info@seabridgegold.com

106 Front Street East, Suite 400, Toronto, ON M5A 1E1, Canada
416-367-9292   www.seabridgegold.com